March 27, 2005

Mail Stop 4561

Charles A. Ratner
President and Chief Executive Officer Forrest City Enterprise
Forest City Enterprises, Inc.
Terminal Tower
Suite 1100
50 Public Square
Cleveland, Ohio

**Re:     Forest City Enterprises, Inc.**
**          Preliminary Proxy Statement on Schedule 14A**
**          Registration No. 001-04372**
**          Filed on March 15, 2006**

Dear Mr. Ratner:

        This is to advise you that we have limited our review of the Preliminary Proxy Statement on Schedule 14A noted above and have the following comments:

1.      You state on page 26 that the Board of Directors is proposing certain amendments to Section D(2)(b) of Article IV as set forth in Exhibit A.  You go on to state that the Board of Directors "does not believe that these clarifying amendments alter the rights, preferences, privileges or restrictions of the holders of Class A Common Stock and recommends the shareholders approve such clarifying amendments."  It is unclear from your disclosure what the amendments to Article IV would be.  Please revise the proxy statement to note the specific changes that would result from the approval of the "clarifying amendments."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel